UNITED STATES OF AMERICA
 BEFORE THE
 SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

In the Matter of DIVIDEND AND INCOME FUND and BEXIL ADVISERS LLC File No. 811-08747	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for Exemption from Section 19(b) of the 1940 Act and Rule 19b-1 Thereunder

Written or oral communications regarding this Application should be addressed to:

Pamela M. Krill, Esq.
Godfrey & Kahn, S.C.
 One East Main Street, Suite 500
 Madison, Wisconsin 53703

With copies to:

Russell Kamerman, Esq.
Bexil Advisers LLC
 11 Hanover Square
 New York, New York 10005

This Application (including Exhibits) consists of 21 pages.
The Exhibit Index is on page 18.

I.	INTRODUCTION
Dividend and Income Fund ("DNI") and Bexil Advisers LLC ("Bexil" and together with DNI, the "Applicants") hereby submit this application for an order (the "Order") of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), providing DNI and each other closed end management investment company registered under the 1940 Act advised or to be advised in the future by Bexil or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with Bexil (including any successor in interest1) (each such entity, together with Bexil, an "Adviser") that in the future seeks to rely on the Order (each, a "Future Fund"), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the "Application").2  DNI and the Future Funds are hereinafter collectively referred to as the "Funds" and separately as a "Fund."
Pursuant to a prior application, DNI (which, at the time, was named "Chartwell Dividend and Income Fund, Inc.") received an order under Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting DNI to make monthly distributions of long term capital gains pursuant to a distribution policy with respect to its common stock (the "Prior Order").3  The Prior Order was granted subject to the condition that the Prior Order would terminate upon the effective date of a registration statement for any future public offering by DNI of its common stock other than: (1) a non-transferable rights offering to shareholders of DNI, provided that such offering does not include solicitation by brokers or the payment of any commissions or underwriting fees; or (2) an offering in connection with a merger, consolidation, acquisition, or reorganization.  Applicants understand that orders providing exemption from Section 19(b) and Rule 19b-1 that have been more recently issued contain different conditions that would not necessarily require a public offering to meet the conditions in the Prior Order.  Accordingly, Applicants are applying for the requested Order to supersede the Prior Order.  If the requested Order is issued, Applicants will rely solely on the Order, and not the Prior Order.
II.	THE APPLICANTS
DNI is, and any Future Fund will be, a closed end management investment company registered under the 1940 Act.  DNI, a diversified, closed end management investment company, was incorporated under the laws of the State of Maryland on April 6, 1998 and commenced investment operations on June 29, 1998 under the name "Chartwell Dividend and Income Fund, Inc."  DNI changed its name to "Dividend and Income Fund, Inc." effective February 1, 2011.  On May 14, 2012, DNI reorganized into a Delaware statutory trust and changed its name to

1	For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
2
All existing registered closed-end investment companies that currently intend to rely on the Order have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

3	Chartwell Dividend and Income Fund, Inc., Investment Company Act Release No. 23794 (April 20, 1999).

"Dividend and Income Fund."  DNI's shares of beneficial interest are currently listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "DNI."
As of September 10, 2018, DNI had total net assets of approximately $197,275,000, and 12,351,168 shares outstanding.  The shares have a par value of $.01 per share.  On September 10, 2018, DNI's closing share price on the NYSE was $12.21 and its net asset value per share was $15.97.  All of DNI's currently outstanding shares are common shares. DNI currently has no outstanding preferred shares and does not currently intend to issue any preferred shares, but may do so in the future.
DNI's primary investment objective is to seek high current income.  Capital appreciation is a secondary objective.  DNI invests, under normal circumstances, at least 50% of its total assets in income generating equity securities.  These securities may include dividend paying common stocks, convertible securities, preferred stocks, securities of registered investment companies, exchange traded funds organized as investment companies or otherwise, real estate investment trusts, depositary receipts, and other equity related securities.
Bexil, a Maryland limited liability company organized in 2010, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and serves as investment adviser to DNI.  Bexil is a wholly owned subsidiary of Bexil Corporation, a holding company, which has other subsidiaries, including Bexil Securities LLC, a registered broker-dealer.
DNI and Bexil have entered into an investment advisory agreement pursuant to which Bexil, in accordance with DNI's stated investment objectives, policies and limitations, and subject to the supervision of DNI's board of trustees (the "Board"), manages DNI's portfolio and the investment and reinvestment of DNI's assets, including the regular furnishing of advice with respect to DNI's portfolio transactions.  Any Adviser to a Future Fund will be registered under the Advisers Act.  The portfolio of a Future Fund may be managed by one or more investment sub-advisers (each, a "Future Sub-Adviser").  A Future Sub-Adviser may be an affiliate of Bexil. Any Future Sub-Adviser will be registered under the Advisers Act.
III.	REQUEST FOR EXEMPTIVE RELIEF
Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), more often than once every twelve months.  Rule 19b-1 under the 1940 Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code may make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to make an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions.  However, to obtain certainty for a Fund's proposed distribution policies (each, a "Distribution Policy"), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.  The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long term capital gains as frequently as twelve times in any one taxable year in respect of its common shares and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Fund.
Pursuant to the Prior Order, DNI has established a Distribution Policy with respect to its common shares.  DNI currently has no outstanding preferred shares and has not established a Distribution Policy with respect to preferred shares.
IV.	REPRESENTATIONS OF APPLICANTS
Prior to a Fund's implementing a Distribution Policy in reliance on the Order, the Board of each Fund seeking to rely on the Order, including a majority of the trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the "Independent Board Members"), will consider such information as is necessary to make a reasonable business decision of whether the Board should adopt a proposed Distribution Policy.  In the case of DNI, it is anticipated that the Board will consider a Distribution Policy substantially similar to the policy that had been in place prior to the date of this Application.  In connection with its consideration of a Distribution Policy, the Board and the Independent Board Members will consider (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund's long term total return (in relation to market price and net asset value per share ("NAV")); (iii) the expected relationship between the Fund's distribution rate on its common shares under the proposed Distribution Policy and the Fund's total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund's expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund's long term total return (in relation to market price and NAV).
The Independent Board Members will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.
Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund's investment objective(s) and in the best interests of the Fund.

In addition, prior to implementation of a Distribution Policy for any Fund pursuant to the Order requested by this Application, the Board of the Fund shall have adopted policies and procedures (the "Section 19 Compliance Policies") pursuant to Rule 38a-1 under the 1940 Act that:
1.
 are reasonably designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder and by condition 4 below (each, a "19(a) Notice") include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

2.
 require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of each Fund will summarize the basis for the Board's approval of the Distribution Policy, including its consideration of the factors described above.  These records and the records created pursuant to paragraph 2 above will be maintained for a period of at least six years from the date of the applicable meeting or 19(a) Notice, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.
Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) and possibly returns of capital.  Under the Distribution Policy of a Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its shareholders a fixed percentage of the market price of the Fund's common shares at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share, any of which may be adjusted from time to time.  It is anticipated that under a Distribution Policy, the annualized distribution rate with respect to the Fund's common shares would be independent of the Fund's performance during any particular period but would be intended to correlate with the Fund's performance over time.  Except for extraordinary distributions and potential increases or decreases to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund's common shares would be at the stated rate then in effect.  The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund or any of the factors considered when initially considering the Distribution Policy, and may modify or terminate a Distribution Policy at any time.
V.	JUSTIFICATION FOR THE REQUESTED RELIEF
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds.
A.	Receipt of the Order would serve shareholder interests.
    Applicants believe that closed end fund investors may prefer an investment vehicle that provides regular current income through fixed distributions that would be available through a Distribution Policy.  Allowing a Distribution Policy to operate in the manner described in this Application may help fill current investor demand and foster competition in the registered fund market.

B.	The Fund's shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.
One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.4  However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short term capital gains, net long term capital gains and/or return of capital).  The same information will be included in each Fund's annual report to shareholders and on its Internal Revenue Service ("IRS") Form 1099-DIV, which will be sent to each shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).
In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to shareholders.
The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies and the conditions listed below will help to ensure that each Fund's shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule, or order or by the staff of the Commission.

4
See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

C.	Under certain circumstances, Rule 19b-1 may give rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.
Rule 19b-1, when applied to a distribution policy, may give rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that investment considerations might favor realization of long term gains at different times or in different amounts.
No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long term capital gains (with the resulting additional tax return complexities for the fund's shareholders) or to avoid designating its distributions of long term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long term capital gains rates).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long term capital gains that otherwise would be taken for purely investment considerations.
The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.
D.	Other concerns leading to adoption of Rule 19b-1 are not applicable.
Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital.  Applicants submit that this concern should not apply to closed end investment companies, such as the Funds, that do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end of the year distributions.
Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitle a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss realized by a shareholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long term capital loss, to the extent of any long term capital gains paid on such shares, to avoid the selling of dividends.
E.	Further limitations of Rule 19b-1.
Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.
Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital5 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available.  To distribute all of a Fund's long term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a Fund's periodic distribution plan may create pressure to limit the realization of long term capital gains based on considerations unrelated to investment goals.
Revenue Ruling 89-8156 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

5	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
6	1989-1 C.B. 226.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund.  Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long term capital gains.  The Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitle a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.
The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.
F.	General.
The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of their preferred shares (if any) as specified by or determined in accordance with the terms thereof.  Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions.  Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.
The potential issues under Rule 19b-1 are not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long term capital gain component is mandated by the IRS to be the same proportion as the proportion of long term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the end of the fund's fiscal year.  In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.
In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund's Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of the Fund.
VI.	APPLICANTS' CONDITIONS
Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:
1. Compliance Review and Reporting
The Fund's chief compliance officer intends to: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.
2. Disclosures to Fund Shareholders
(a)	Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:
(i)	will provide, in a tabular or graphical format:
(1)
 the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)
 the fiscal year to date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short term capital gains; (C) net realized long term capital gains; and (D) return of capital or other capital source;

(3)
 the average annual total return in relation to the change in NAV for the 5 year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)
 the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year to date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and
(ii)	will include the following disclosure (as may be reasonably modified from time to time):

(1)	"Shareholders should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy.";
(2)
 "To the extent that the Fund has estimated that it has distributed more than its income and net realized capital gains, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";and

(3)
 "The amounts and sources of distributions reported in this 19(a) Notice are only estimates, are likely to change over time and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the entirety of its fiscal year and may be subject to changes based on tax regulations.  The Fund intends to send you a Form 1099-DIV for the calendar year that will instruct you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed in reasonably close proximity to the amount and the sources of the distribution.
(b)	On the inside front cover of each report to shareholders under Rule 30e-1 under the 1940 Act, the Fund intends to:
(i)	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);
(ii)	include the disclosure required by condition 2(a)(ii)(1) above;
(iii)	state, if applicable, that the Distribution Policy provides that the Board may amend, suspend, or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and
(iv)	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.
(c)
 Each report provided to shareholders of a Fund under Rule 30e-1 under the 1940 Act and each prospectus filed with the Commission on Form N-2 under the 1940 Act, intends to provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3. Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a)
 The Fund intends to include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund shareholder, prospective shareholder or third-party information provider;

(b)
 The Fund intends to issue a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)
 The Fund will post prominently a statement on its (or the Adviser's) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners
If a broker, dealer, bank or other person ("financial intermediary") holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:
(a)	intends to request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary;
(b)
 intends to provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and

(c)
 upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, intends to pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. Additional Board Determinations for Funds Whose Common Shares Trade at a Premium
If:
(a)
 The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12 week rolling period (each such 12 week rolling period ending on the last trading day of each week); and

(b)
 The Fund's annualized distribution rate for such 12 week rolling period, expressed as a percentage of NAV as of the ending date of such 12 week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2 year period ending on the last day of such 12 week rolling period;

then:
(i)	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12 week rolling period, the Board, including a majority of its Independent Board Members:
(1)	will consider such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;
(2)
 will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)	whether the Distribution Policy is accomplishing its purpose(s);
(B)	the reasonably foreseeable material effects of the Distribution Policy on the Fund's long term total return in relation to the market price and NAV of the Fund's common shares; and
(C)
 the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2 year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)	based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and
(ii)
 The Board typically will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy, which records must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.	Public Offerings
The Fund will not make a public offering of the Fund's common shares other than:

(a)	a rights offering below NAV to holders of the Fund's common shares;
(b)	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or
(c)	an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:
(i)
 the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[7] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5 year period ending on such date;[8] and

(ii)
 the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as the Fund may issue.

7. Amendments to Rule 19b-1
The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed end investment companies to make periodic distributions of long term capital gains with respect to their outstanding common shares as frequently as twelve times each year.
VII.	APPLICABLE PRECEDENT
The Commission has recently granted substantially the same relief as that sought herein in Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC, Investment Company Act Release Nos. 33147 (July 3, 2018) (notice) and 33185 (July 31, 2018) (order); The Swiss Helvetia Fund, Inc., et al., Investment Company Act Release Nos. 33075 (April 23, 2018) (notice) and 33099 (May 21, 2018) (order); The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017) (notice) and 32676 (June 13, 2017) (order); RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC, Investment Company Act Release Nos. 32635 (May 12, 2017) (notice) and 32673 (June 7, 2017) (order); Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Act Release Nos.

7	If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.
8	If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

31802 (September 1, 2015) (notice) and 31855 (September 30, 2015) (order); Ares Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015) (order); Dreyfus TMT Opportunities Fund, Investment Company Act Release Nos. 31549 (April 7, 2015) (notice) and 31593 (May 5, 2015) (order); Principal Real Estate Income Fund, et al., Investment Company Act Release Nos. 31290 (Oct. 16, 2014) (notice) and 31334 (Nov. 12, 2014) (order); In the Matter of H&Q Healthcare Investors, et al., Investment Company Act Release Nos. 31197 (Aug. 5, 2014) (notice) and 31224 (Aug. 27, 2014) (order); In the Matter of The New Ireland Fund, Inc., et al., Investment Company Act Release Nos. 31185 (July 23, 2014) (notice) and 31216 (Aug. 19, 2014) (order); In the Matter of Nuveen Real Estate Income Fund, et al., Investment Company Act Release Nos. 30883 (Jan. 16, 2014) (notice) and 30913 (Feb. 11, 2014) (order); In the Matter of Guggenheim Equal Weight Enhanced Equity Income Fund, et al., Investment Company Act Release Nos. 30780 (Nov. 12, 2013) (notice) and 30822 (Dec. 9, 2013) (order); In the Matter of Royce Focus Trust, Inc., et al., Investment Company Act Release Nos. 30447 (Apr. 4, 2013) (notice) and 30499 (Apr. 30, 2013) (order); and In the Matter of The Adams Express Company and Petroleum & Resources Corporation, Investment Company Act Release Nos. 30304 (Dec. 13, 2012) (notice) and 30344 (Jan. 8, 2013) (order).
VIII.	PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The resolutions of the Board of Trustees of DNI authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-3 to this Application.
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are:
Dividend and Income Fund
11 Hanover Square
New York, New York 10005

Bexil Advisers LLC
11 Hanover Square
New York, New York 10005

Applicants further state that all written or oral communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application.  In addition, Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
 [Signature Page Follows]

DIVIDEND AND INCOME FUND

By:  /s/ Thomas B. Winmill
 Name:  Thomas B. Winmill
 Title:  President

BEXIL ADVISERS LLC

By:  /s/ Thomas B. Winmill
 Name:  Thomas B. Winmill
 Title:  President

EXHIBITS TO APPLICATION
The following materials are made a part of the Application and are attached hereto:

DESIGNATION	DOCUMENT
Exhibit A	Resolutions of the Board of Trustees of Dividend and Income Fund
Exhibits B-1 through B-2	Verifications

EXHIBIT A

RESOLUTIONS OF THE BOARD OF TRUSTEES OF
DIVIDEND AND INCOME FUND

RESOLVED, that the officers of Dividend and Income Fund (the "Fund") be, and each of them hereby is, authorized, empowered and directed, on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission (the "Commission") an application (the "Application") for an order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Section 19(b) and Rule 19b-1 thereunder, and any and all amendments of and exhibits to the Application, to be in such form as the officers of the Fund shall approve, such approval to be conclusively evidenced by their filing thereof; and it was further
RESOLVED, that each officer of the Fund, acting with advice of counsel, be, and hereby is, authorized and empowered to make such changes as may be necessary by reason of any comment on such materials by the Commission or for any other reason deemed appropriate by the officers of the Fund; and it was further
RESOLVED, that each officer of the Fund, acting alone, be, and hereby is, authorized, empowered and directed to take any and all actions and to prepare, execute and deliver any and all agreements, documents, instruments and certificates, as they, or any of them acting alone, deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of such actions and the preparation, execution and delivery of such agreements, documents, instruments and certificates.

EXHIBIT B-1
VERIFICATION

 The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated September 13, 2018, for and on behalf of Dividend and Income Fund (the "Fund"); that he is the President of the Fund; and that all action by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: September 13, 2018

By:  /s/ Thomas B. Winmill
Name:  Thomas B. Winmill
Title:  President

EXHIBIT B-2
VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated September 13, 2018, for and on behalf of Bexil Advisers LLC (the "Company"); that he is the President of the Company; and that all action by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.
 Dated: September 13, 2018

 By:   /s/ Thomas B. Winmill
Name:  Thomas B. Winmill
Title:  President